# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KE Holdings Inc., CIK 0001809587
CUSIP: 482497104
Title of class of securities: Class A ordinary shares, par value US$0.00002 per share
Address of issuer's principal executive offices: Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, China (F4), 100086
Date of event which requires filing of this statement: 09/25/2026
Amends the filing with accession number 0001104659-24-066397
Filed by CIK 0001976097
Persons authorized to receive notices and communications: Ever Orient International Ltd., Craigmuir Chambers, Road Town, Tortola, Virgin Islands British (D8), VG1110, 86 10 5810 4689

## Reporting persons
- Ever Orient International Limited (CIK 0001976097): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: subject company funds (SC); sole voting power 156,906,542; shared voting power 0; sole dispositive power 156,906,542; shared dispositive power 0; aggregate amount beneficially owned 156,906,542 (4.7% of the class)
  Comment: Represents 62,824,251 Class A ordinary shares and 94,082,291 Class B ordinary shares held by Ever Orient International Limited. Calculation is based on a total of 3,309,006,249 issued and outstanding ordinary shares (consisting of 3,174,103,087 Class A ordinary shares and 134,903,162 Class B ordinary shares) of the Issuer as of August 31, 2026 as a single class, reported on Exhibit 99.5 to the Issuer's current report on Form 6-K filed on September 8, 2026. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.
- Data Bliss Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: subject company funds (SC); sole voting power 156,906,542; shared voting power 0; sole dispositive power 156,906,542; shared dispositive power 0; aggregate amount beneficially owned 156,906,542 (4.7% of the class)
  Comment: Represents 62,824,251 Class A ordinary shares and 94,082,291 Class B ordinary shares held by Ever Orient International Limited, which is wholly owned by Data Bliss Limited. Calculation is based on a total of 3,309,006,249 issued and outstanding ordinary shares (consisting of 3,174,103,087 Class A ordinary shares and 134,903,162 Class B ordinary shares) of the Issuer as of August 31, 2026 as a single class, reported on Exhibit 99.5 to the Issuer's current report on Form 6-K filed on September 8, 2026. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.
- PENG Yongdong (CIK 0001890584): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: subject company funds (SC); sole voting power 156,906,542; shared voting power 0; sole dispositive power 156,906,542; shared dispositive power 0; aggregate amount beneficially owned 156,906,542 (4.7% of the class)
  Comment: Represents 62,824,251 Class A ordinary shares and 94,082,291 Class B ordinary shares held by Ever Orient International Limited, which is wholly owned by Data Bliss Limited and beneficially owned by Mr. PENG Yongdong. Calculation is based on a total of 3,309,006,249 issued and outstanding ordinary shares (consisting of 3,174,103,087 Class A ordinary shares and 134,903,162 Class B ordinary shares) of the Issuer as of August 31, 2026 as a single class, reported on Exhibit 99.5 to the Issuer's current report on Form 6-K filed on September 8, 2026. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.00002 per share
Name of issuer: KE Holdings Inc.
Address of issuer's principal executive offices: Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, China (F4), 100086
Comment: The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on May 30, 2024 (the "Statement"), is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D (the "Amendment"). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: No change from the Statement.
Residence or business address: No change from the Statement.
Present principal occupation or employment: No change from the Statement.
Criminal convictions in the last five years: No change from the Statement.
Civil proceedings (securities laws) in the last five years: No change from the Statement.
Citizenship: No change from the Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Other than the continuing conversion of certain Class B ordinary shares to Class A ordinary shares from time to time as described in the Statement, there is no change from the information on the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction: On September 25, 2026, the Reporting Persons disposed of 5,344,661 ADSs representing 16,033,983 Class A ordinary shares, causing the beneficial ownership percentage of the Reporting Persons to decrease to below five percent of the Issuer's total issued and outstanding ordinary shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 7 through 11 and Item 13 of each of the cover pages of this Statement for the Reporting Persons are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 11 and Item 13 of each of the cover pages of this Statement for the Reporting Persons are incorporated herein by reference.
Transactions in the class effected during the past sixty days: On September 25, 2026, the Reporting Persons disposed of 5,344,661 ADSs representing 16,033,983 Class A ordinary shares, causing the beneficial ownership percentage of the Reporting Persons to decrease to below five percent of the Issuer's total issued and outstanding ordinary shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: September 25, 2026

## Signatures
- Ever Orient International Limited: /s/ PENG Yongdong, PENG Yongdong, Director (09/29/2026)
- Data Bliss Limited: /s/ Glory CD Limited, Glory CD Limited, Director (09/29/2026)
- PENG Yongdong: /s/ PENG Yongdong, PENG Yongdong (09/29/2026)